UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

MODINE MANUFACTURING COMPANY

(Name of Issuer)

Common Shares, $0.625 Par Value

(Title of Class of Securities)

607828100

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the Schedule 13D dated November 8, 2006, as amended on May 15, 2007 (as amended, the “Amended Schedule 13D”), by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to Common Shares, $0.625 par value per share (“Common Shares”), of Modine Manufacturing Company, a Wisconsin corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On February 7, 2008, Shamrock Partners Activist Value Fund GP, L.L.C., the general partner of SAVF, SAVF II and SAVF III, submitted the following shareholder proposal and related supporting statement for inclusion in the Company’s proxy materials for the 2008 annual meeting of the Company’s shareholders:

Shareholder Resolution Requesting Adoption of

a Majority Voting Standard for the Election of Directors

“RESOLVED, that the shareholders of Modine Manufacturing Company request that the Board of Directors take all necessary action to amend the Modine’s charter and by-laws to provide that director nominees running unopposed shall be elected by the affirmative vote of the majority of votes cast in that election of directors.”

Supporting Statement for Shareholder Proposal to Adopt

a Majority Voting Standard for the Election of Directors

Shamrock Activist Value Fund, a holder of 2,092,900 shares of Modine common stock, believes that shareholders have a vital economic interest in the quality, performance and accountability of the Board of Directors. Therefore, shareholders should have a meaningful role in the election of directors and the ability to reject unsatisfactory directors. The plurality voting system employed by Modine effectively disenfranchises shareholders and eliminates a meaningful shareholder role. Our resolution, if implemented, would provide Modine shareholders with a more effective means of protecting their investment that can not be modified without shareholder approval.

Under Modine’s current voting system, a director nominee may be elected with as little as his or her own affirmative vote, because “withheld” votes have no legal effect. This scheme deprives shareholders of any effective means of holding directors accountable, because it makes it impossible to defeat director nominees who run unopposed. Conversely, a majority voting standard allows shareholders to actually vote “against” candidates and to defeat reelection of a management nominee unsatisfactory to the majority of shareholder votes cast.

For this reason, a substantial number of companies already have adopted this form of majority vote for director elections. More companies are expected to do so this year, either because they accept the proposition that majority voting is an elemental and proper shareholder right or because they recognize the high level of shareholder support for proposals to adopt majority voting. We believe Modine should join this growing legion of companies which have adopted a majority voting standard requiring incumbent directors who do not receive a favorable majority vote to submit a letter of resignation and not continue to serve unless the Board declines the resignation and publicly discloses its reasons for doing so.

Majority voting in director elections empowers shareholders to clearly say “no” to unopposed directors viewed as unsatisfactory by a majority of votes cast. Incumbent board members serving in a majority vote system are aware that shareholders have the ability to determine whether the director remains in office. The power of majority voting, therefore, is not just the power to effectively remove poor directors, but to heighten director accountability by raising the threat of a loss of majority support. That is what accountability is all about.

We therefore ask you to join us in requesting that the Board of Directors promptly take the necessary steps to amend Modine’s charter and by-laws to adopt the majority voting standard. We believe Modine shareholders will substantially benefit from the increased accountability of incumbent directors and the power to reject directors shareholders believe are not acting in their best interests. We hope you will support this resolution, which we believe will enhance the value of your investment.

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 5	—	Joint Filing Agreement, dated November 8, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

Exhibit Index

Document

Exhibit 5	—	Joint Filing Agreement, dated November 8, 2006 among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.